1-14996

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

P.E. 4-01-02

02032303

FORM 6-K
REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of: April 2002

ADECCO SA
(Exact name of Registrant as specified in its charter)

Commission ~~#0-25004~~ 1-14996

Hertistrasse 2E
CH-8304 Wallisellen
Switzerland
+41 1 878 88 85
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F]
Form 20-F __X__ Form 40-F ____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]
Yes ____ No __X__

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADECCO SA
(Registrant)

Dated: 19.04.2002

By: for [signature]
Felix Weber
Chief Financial Officer

Dated: 19.04.2002

By: [signature]
Hans R. Brütsch
Corporate Secretary

Attached:
- Notice published in Swiss Commercial Gazette on dividend payment for business year 2001 (french original wording and english translation)
- Press Release

√

Adecco

Paiement des dividendes pour l'exercice 2001

L'assemblée générale des actionnaires du 17 avril 2002 a décidé de payer le dividende suivant pour l'exercice 2001:

Par action nominative d'une valeur nominale de CHF 1	CHF 1.00
Déduction de 35% d'impôt anticipé	(CHF 0.35)
Versement net	CHF 0.65

Les actionnaires recevront le paiement du dividende valeur 29 avril 2002.

Chéserex, 18 avril 2002

Adecco SA

Adecco

Dividend Payment for the Financial Year 2001

The Annual Shareholders' Meeting held on 17 April 2002 decided to pay the following dividend:

For each share with a par value of CHF 1	CHF 1.00
Less 35% withholding tax	(CHF 0.35)
Net dividend payment	CHF 0.65

The shareholders will receive payment of the dividend value date 29 April 2002.

Chéserex, 18 April 2002

Adecco SA

PRESS RELEASE

Adecco sees first signs of improvement in Europe and North America

Results for the first quarter ended March 31, 2002
in line with expectations

Highlights:

- Revenues of CHF 6.0 billion, down 11% in CHF and 9% in local currency
- Operating income of CHF 186 million, down 32% in CHF and 31% in local currency
- Income before amortisation of intangibles and one-time items of CHF 101 million, down 38% in CHF and 36% in local currency
- First signs of recovery – diminishing volume decline year over year in February and March, in particular in the USA and in the UK IT sector
- Career Services, e-Business & Others division with continuing strong results
- Jobpilot acquisition heading towards completion on schedule

CHESEREX, SWITZERLAND, April 17, 2002 – Adecco SA, the worldwide leader in HR solutions, announced today its results for the first quarter ended March 31, 2002. The company reported **revenues** of CHF 6.0 billion, down 11% on last year's first quarter, and **operating income** of CHF 186 million, down 32% on first quarter 2001. In local currency, revenues were down 9% with an operating income decline of 31%, indicating a slightly unfavorable currency fluctuation impact on Adecco's consolidated results. The company reported **income before amortisation of intangibles and one-time items** of CHF 101 million, down 38% on last year's figures (36% decline in local currency).

"As expected this has been a difficult quarter, but we are very pleased that the declines in both sales and profits were similar to the fourth quarter 2001 level. This suggests that we have reached the low point of the economic downturn" said **John Bowmer**, Adecco's CEO. *"We expanded our branch network in the first quarter and may build it further if the encouraging signs of improvement in North America and in Europe prove to be sustainable. The Ajilon division also saw some positive signs with substantially higher new contract wins in March compared to end of last year. Career Services remains a strong counter-cyclical business. Since, in recent weeks, sales are down less year over year in North America and in much of Europe, we feel confident that the worst of the downturn is past. We do however expect that the 2nd quarter will still be difficult, as we will compare the next quarter against a strong 2001 performance."*

Divisional Performance

Adecco Staffing revenues were down 9%, a 7% drop in local currency. Profits were depressed in most regions, particularly in North America, where the decline in profits reflected a sharp drop in permanent placement.

Ajilon Staffing & Managed Services posted a revenue decline of 26%, both in CHF and local currency. These results reflect the continuing weakness of permanent placement, especially in Accounting and Finance.

Career Services, e-Business & Others reported 50% revenue growth in CHF, a 49% increase in local currency. The division continued to benefit from the counter-cyclical effects of Outplacement, mitigating the drops in revenues and profits in other divisions.

"Economically difficult times offer great opportunities in particular for the leaders," said **Jérôme Caille,** appointed CEO of Adecco. *"We are determined to capture this opportunity, roll out our proven organic growth approach and strengthen our market position. Aggressive sales efforts are starting to bring results in some areas, such as Adecco Benelux, where we have clearly outperformed competition and gained further market share. We have recently won new customers and now serve as many clients as in March 2001. Today, the key ingredients to gain share in the upturn are in place: A strong client base, an outstanding, new leadership team with high aspirations, and excellent systems to serve clients and associates best. These elements combined make me feel confident of the future success of Adecco".*

Outlook

In line with economists in the USA and Europe, Management remains confident that macroeconomic signs point towards a recovery in 2002. Although it continues to be difficult to predict the exact time frame for the recovery to take place, Management feels confident that this recovery could take place in the second half of 2002.

jobpilot AG Acquisition Update

On February 6, Adecco SA announced a recommended cash offer to acquire all of the issued and outstanding share capital of jobpilot AG, which would create a leading European online staffing, recruiting and service company by combining jobpilot's internet platform with the physical assets of Adecco.

The process for the acquisition of jobpilot AG is progressing according to schedule. The deal is now pending regulatory review in two of the four required markets.

US GAAP Results

For the three months ended March 31, 2002, Adecco reported under **US Generally Accepted Accounting Principles (US GAAP)** revenues of CHF 6.0 billion and a net income of CHF 100 million, including CHF 1 million amortisation of other intangibles.

According to Chief Financial Officer, **Felix Weber**, "*Adecco continues to consider **operating income** and **income before amortisation of intangibles and one-time items** to be the most relevant benchmarks of the company's financial performance, as they measure our operational performance and our ability to fund growth and distribute dividends*".

Effective from fiscal year 2002, Adecco has adopted SFAS No 142, which requires that goodwill and other intangibles with indefinite/infinite lives no longer be amortised, but be subject to an annual impairment test. However, intangibles with definite lives continue to be amortised over the related lifetime.

Statements made in this press release, other than those concerning historical information, should be considered forward-looking and subject to risks and uncertainties. The Company's actual results may differ materially from the results anticipated in these forward-looking statements as a result of certain factors as set forth in the Company's reports on Form 20-F made pursuant to the Securities Exchange Act of 1934. For instance, the Company's results of operations may differ materially from those anticipated in the forward-looking statements due to, among other things: our ability to successfully implement our growth and operating strategies, fluctuations in interest rates or foreign currency exchange rates, changes in economic conditions, changes in the law or government regulations in the countries in which Adecco operates, instability in domestic and foreign markets, our ability to obtain commercial credit, and changes in general political, economic and business conditions in the countries or regions in which Adecco operates. In addition, the market price of the Company's stock may be volatile from time to time as a result of, among other things: the Company's operating results, the operating results of other staffing service providers, and changes in the performance of global stock markets in general.

About Adecco

Adecco SA is a Forbes 500 company and the global leader in HR Solutions. The Adecco network connects up to **700,000 associates** with business clients each day through its network of over **30,000 employees** and over **6,000 offices** in **58 countries** around the world. Registered in Switzerland, and managed by a multinational team with expertise in markets spanning the globe, Adecco delivers an unparalleled range of flexible staffing and career resources to corporate clients and qualified associates.

The Group comprises of three Divisions, Adecco Staffing, Ajilon Staffing & Managed Services, and Career Services, e-Business & Others. In **Adecco Staffing**, the Adecco staffing network focuses on flexible staffing solutions for global industries in transition, including automotive, banking, electronics, logistics and telecommunications; **Ajilon Staffing and Managed Services** offers an unrivalled range of specialised branded businesses; **Career Services, e-Business** & Other encompasses our portfolio of outplacement, e-recruiting, and executive search businesses.

Adecco SA is registered in Switzerland and is listed on the Swiss Exchange (ADEN / trading on Virt-x: 1213860), NYSE (ADO), Euronext Premier Marché (12819).

Further information can be found at the Investor Relations page at www.adecco.com

---

Contacts at Adecco m & c:

Corporate Investor Relations
investor.relations@adecco.com or ++41 1 878 8884

Chief Financial Officer
felix.weber@adecco.com or ++41 1 878 8880

Selected Financial Highlights (Unaudited)

CHF Millions	Three Months Ended March 31, 2002	Three Months Ended April 1, 2001	% Change
Net service revenues	5'994	6'728	-11%
Operating income	186	276	-32%
Income before amortisation of intangibles and one-time items (1)	101	161	-38%
Net income (loss) (2)	100	(182)	
Income per share before amortisation of intangibles and one-time items (1)			
Basic	0.54	0.87	-38%
Diluted	0.53	0.85	-38%
Weighted average shares	186'255'710	185'494'520 (3)	
Diluted shares	193'495'159	192'771'740 (3)	

(1) One-time items include internet investment write-down of CHF 15 million and the cumulative effect of accounting changes, net of tax, of CHF 8 million in the first quarter of 2001.

(2) In 2001, net income (loss) includes goodwill amortisation. The 2001 adjusted net income (under SFAS No. 142) is CHF 114 million.

(3) After 10:1 share split.

Income before amortisation of intangibles and one-time items is not meant to portray net income or cash flow in accordance with U.S. generally accepted accounting principles. Amortisation is a non-cash charge to operating income; however, income before amortisation of intangibles and one-time items does not represent cash available to shareholders. This may not be comparable to similarly entitled items reported by other companies. Up to December 30, 2001, Adecco amortised goodwill over its estimated life of five years. In fiscal year 2002, goodwill is no longer amortised.

Net Service Revenues by Division

CHF Millions	Three Months Ended March 31, 2002	Three Months Ended April 1, 2001	% Change
Adecco Staffing	5'179	5'721	-9%
Ajilon Staffing & Managed Services	678	916	-26%
Career Services, e-Business & Others	137	91	50%
Total	**5'994**	**6'728**	**-11%**

Net Service Revenues by Geographical Segment

CHF Millions	Three Months Ended March 31, 2002	Three Months Ended April 1, 2001	% Change
Europe	3'542	4'003	-11%
North America	1'695	1'975	-14%
Asia/Pacific	568	560	1%
Rest of World	189	190	0%
Total	**5'994**	**6'728**	**-11%**

Additional Information Available Upon Request

Consolidated Statements of Operations (Unaudited)

CHF millions	**Three months ended**		
	March 31, 2002	**April 1, 2001**	**% change**
Net service revenues	**5'994**	**6'728**	***-11%***
Direct costs of services	(4'874)	(5'434)	
Gross Margin	1'120	1'294	
%	*18.7%*	*19.2%*	
Selling, general & administrative expenses	(934)	(1'018)	
%	*15.6%*	*15.1%*	
Operating income	**186**	**276**	***-32%***
%	*3.1%*	*4.1%*	
Interest income	5	9	
Interest expense	(43)	(65)	
Other income (expense)	(6)	(2)	
Provision for income taxes	(41)	(57)	
Income before amortisation of intangibles and one-time items (1)	**101**	**161**	***-38%***
%	*1.7%*	*2.4%*	
Amortisation of intangibles	(1)	(320)	
One-time items (1)	-	(23)	
Net income (loss) (2)	100	(182)	
Net income (loss) per share (2)			
Basic	0.54	(0.98)	*155%*
Diluted	0.53	(0.98)	*154%*
Income per share before amortisation of intangibles and one-time items (1)			
Basic	0.54	0.87	*-38%*
Diluted	0.53	0.85	*-38%*
Weighted average shares	186'255'710	185'494'520 (3)	
Diluted shares	193'495'159	192'771'740 (3)	

(1) One-time items include internet investment write-down of CHF 15 million and the cumulative effect of accounting changes, net of tax, of CHF 8 million in the first quarter of 2001.
(2) In 2001, net income (loss) and net income (loss) per share include goodwill amortisation. The 2001 adjusted net income (under SFAS No. 142) is CHF 114 million; the adjusted basic EPS is CHF 0.61 and the adjusted diluted EPS is CHF 0.60.
(3) After 10:1 share split

Income before amortisation of intangibles and one-time items is not meant to portray net income or cash flow in accordance with U.S. generally accepted accounting principles. Amortisation is a non-cash charge to operating income; however, income before amortisation of intangibles and one-time items does not represent cash available to shareholders. This may not be comparable to similarly entitled items reported by other companies. Up to December 30, 2001, Adecco amortised goodwill over its estimated life of five years. In fiscal year 2002, goodwill is no longer amortised.

Net Service Revenues and Operating Income by Division & Geographical Segment (Unaudited)

Q1 2002

(CHF Millions)

	Net Services Revenues				Operating Income *			
	2002	2001	Variance % As Reported	Variance % Constant FX Rate	2002	2001	Variance % As Reported	Variance % Constant FX Rate
Adecco Staffing								
Europe	3'243	3'652	-11	-8	93	134	-30	-28
North America	1'216	1'364	-11	-12	13	42	-69	-69
Asia/Pacific	531	515	3	14	15	19	-22	-12
Rest of World	189	190	0	10	6	8	-25	-13
Total	**5'179**	**5'721**	**-9**	**-7**	**127**	**203**	**-37**	**-35**
Ajilon Staffing & Managed Services								
Europe	281	334	-16	-15	5	12	-58	-57
North America	366	538	-32	-33	14	41	-67	-67
Asia/Pacific	31	44	-29	-27	1	3	-75	-74
Rest of World	-	-	-	-	-	-	-	-
Total	**678**	**916**	**-26**	**-26**	**20**	**56**	**-65**	**-65**
Career Services, e-Business & Others								
Europe	18	17	8	12	-1	-3	n.m.	n.m.
North America	113	73	54	52	38	21	86	84
Asia/Pacific	6	1	297	310	2	-1	n.m.	n.m.
Rest of World	-	-	-	-	-	-	-	-
Total	**137**	**91**	**50**	**49**	**39**	**17**	**130**	**125**
Adecco Group Summary								
By Division								
Adecco Staffing	5'179	5'721	-9	-7	127	203	-37	-35
Ajilon Staffing & Managed Services	678	916	-26	-26	20	56	-65	-65
Career Services, e-Business & Others	137	91	50	49	39	17	130	125
By Region								
Europe	3'542	4'003	-11	-9	97	143	-32	-29
North America	1'695	1'975	-14	-15	65	104	-37	-37
Asia/Pacific	568	560	1	12	18	21	-18	-9
Rest of World	189	190	0	10	6	8	-25	-13
Total	**5'994**	**6'728**	**-11**	**-9**	**186**	**276**	**-32**	**-31**

*) Central Cost Allocated to Division/Geographical Segment based on Gross Margin

Consolidated Balance Sheets

IN CHF MILLIONS

	March 31, 2002 (Unaudited)	December 30, 2001 (Audited)
ASSETS		
Current Assets		
Cash and cash equivalents	274	552
Trade accounts receivable, net	4'405	4'636
Other current assets	567	499
Total current assets	5'246	5'687
Property, equipment and leasehold improvements, net	727	735
Goodwill, net	2'282	2'285
Other intangibles, net	6	7
Other assets	603	609
Total Assets	**8'864**	**9'323**
LIABILITIES		
Current Liabilities		
Short-term debt and current maturities of long-term debt	784	995
Accounts payable and accrued expenses	4'040	4'309
Total current liabilities	4'824	5'304
Long-term debt	2'019	2'047
Other liabilities	172	183
Total liabilities	**7'015**	**7'534**
Minority Interests	2	2
SHAREHOLDERS' EQUITY		
Common shares and participation certificates	187	186
Additional paid-in capital	3'158	3'144
Accumulated deficit	(1'369)	(1'469)
Accumulated and other comprehensive income	(120)	(65)
	1'856	1'796
Less: Treasury stock, at cost	(9)	(9)
Shareholders' equity	**1'847**	**1'787**
Total liabilities and shareholders' equity	**8'864**	**9'323**

Consolidated Statement of Cash Flows (Unaudited)

CHF millions	Three months ended	
	March 31, 2002	April 1, 2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	100	(182)
Adjustments to reconcile net income (loss) to		
Net cash and cash equivalents from operating activities:		
Depreciation	50	47
Amortisation	1	320
Utilisation of restructuring reserve	(4)	(16)
Cumulative effect of change in accounting principle	-	8
Other charges	20	38
Changes in operating assets and liabilities, net		
of acquisitions:		
Trade accounts receivable	175	39
Accounts payable and accrued expenses	(290)	34
Other current assets	(57)	(50)
Non-current assets and liabilities	6	(33)
Cash flows from operating activities	**1**	**205**
CASH FLOWS FROM INVESTING ACTIVITIES		
Additions to property, equipment and leasehold improvements	(45)	(72)
Acquisitions and investing activities	(2)	(219)
Cash flows used in investing activities	**(47)**	**(291)**
CASH FLOW FROM FINANCING ACTIVITIES		
Net increase (decrease) in short-term debt	(210)	237
Increase in long-term debt	5	631
Repayment in long-term debt	(1)	(810)
Common stock options exercised	14	12
Other financing activities	(26)	(15)
Cash flows from (used) in financing activities	**(218)**	**55**
Effect of exchange rate changes on cash	**(14)**	**21**
Net increase (decrease) in cash and cash equivalents	(278)	(10)
Cash and cash equivalents:		
Beginning of period	552	487
End of period	274	477